 Exhibit 99.1

ASX ANNOUNCEMENT 12 JANUARY 2026

RAD Increases Ownership in Radiopharm Ventures to 87.5%

●	Radiopharm Ventures, LLC, is a joint venture created in 2022 between MD Anderson Cancer Center and Radiopharm Theranostics

●	Leading candidate Betabart, a monoclonal antibody targeting B7H3, has received FDA IND clearance for a Phase I therapeutic trial in multiple solid tumors expected to dose the first patient in Q1 2026

●	First clinical trial globally targeting B7H3 with a systemic radiopharmaceutical

●	Two additional preclinical Radiopharm Ventures’ assets show early positive results with plans to move to final candidate selection in 2026

Sydney, Australia – 12 January 2026 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical needs, is pleased to announce that it has increased its ownership stake in Radiopharm Ventures, LLC, a joint venture created with The University of Texas MD Anderson Cancer Center (MDACC), from 75% to 87.5%.

Radiopharm’s decision to increase the ownership percentage comes as the joint venture continues to show promising progress in its cancer therapeutic pipeline, including the advancement of its leading B7H3 candidate and other preclinical assets.

B7H3 is an immune checkpoint protein that is very infrequently seen in healthy cells but is consistently overexpressed in the majority of cancer tissues. High expression of B7H3 in cancer is associated with greater tumor size and lymphatic invasion.

Riccardo Canevari, CEO & Managing Director of Radiopharm, commented: "We are very encouraged by the progress to date within Radiopharm Ventures. Now is an exciting time to increase our ownership in the joint venture, as we will soon have first-in-human results of Betabart (RV01) from our dose escalating therapeutic Phase I study. We remain confident in the potential value of this program and its potential to benefit patients battling a multitude of solid tumor cancers.”

The lead candidate monoclonal antibody (mAb) radiolabelled with 177Lu, Betabart, targets B7H3 and successfully received Investigational New Drug clearance in July 2025 by the U.S. Food and Drug Administration. The first patient in this Phase 1 therapeutic trial is expected to be dosed in Q1 2026, with a number of centers already activated.

Additionally, two other preclinical candidates have demonstrated early positive results and have progressed towards final candidate selection, with potential applications across multiple solid tumor types.

Radiopharm and MDACC launched Radiopharm Ventures, LLC in September 2022 to develop novel radiopharmaceutical products for cancer treatment. The joint venture leverages MD Anderson’s expertise in antigen discovery and molecular imaging alongside Radiopharm’s capabilities in developing targeted radiopharmaceutical therapies.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 12 JANUARY 2026

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical-stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules, and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and four Phase 1 trials in a variety of solid tumor cancers, including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (Formerly Stern IR)

E: annemarie.fields@precisionaq.com

Paul Hopper
Executive Chairman
P: +61 406 671 515
E: paulhopper@lifescienceportfolio.com

Media
Matt Wright
NWR Communications

P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889